                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 9)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                               ----------------------
CUSIP No. 53631T 10 2                 13D                   Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                               ----------------------
CUSIP No. 53631T 10 2                 13D                   Page 3 of 7 Pages
---------------------------                               ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                               ----------------------
CUSIP No. 53631T 10 2                 13D                   Page 4 of 7 Pages
---------------------------                               ----------------------

            The following constitutes Amendment No. 9 ("Amendment No. 9") to the
Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule
13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On June 18, 2002,  Steel  Partners II delivered a letter to the
Board of Directors of the Issuer  demanding that the Issuer's  annual meeting of shareholders  be held as  previously  scheduled  on July 1, 2002.  A copy of the letter is filed as an exhibit to this Amendment No. 9 and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

                 10.     Letter  from Steel  Partners  II,  L.P. to the Board of
                         Directors of Liquid Audio, Inc., dated June 18, 2002.

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CUSIP No. 53631T 10 2                 13D                   Page 5 of 7 Pages
---------------------------                               ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      June 18, 2002                       STEEL PARTNERS II, L.P.

                                                By:  Steel Partners, L.L.C.
                                                     General Partner

                                                By: /s/ Warren G. Lichtenstein
                                                    ---------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                /s/ Warren G. Lichtenstein
                                                --------------------------
                                                WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                 13D                   Page 6 of 7 Pages
---------------------------                               ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001 (previously filed).

4.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 22, 2001
            (previously filed).

5.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated October 25, 2001
            (previously filed).

6.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated November 26, 2001
            (previously filed).

7.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated April 16, 2002
            (previously filed).

8.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated May 29, 2002
            (previously filed).

9.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid
            Audio, Inc., dated June 14, 2002
            (previously filed).

10.         Letter from Steel Partners II, L.P. to
            the Board of Directors of Liquid                                 7
            Audio, Inc., dated June 18, 2002

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CUSIP No. 53631T 10 2                 13D                   Page 7 of 7 Pages
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                                 STEEL PARTNERS
                              150 SOUTH RODEO DRIVE
                                    SUITE 100
                         BEVERLY HILLS, CALIFORNIA 90212
                                    --------
                               TEL (310) 246-3741
                               FAX (310) 777-3041

June 18, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

As the largest shareholder of Liquid Audio, Inc. (the "Company"), Steel Partners
II, L.P. ("Steel  Partners") demands that the Board of Directors hold the annual meeting of  shareholders  as  previously  scheduled on Monday,  July 1, 2002. We strongly believe it is imperative that  shareholders be given the opportunity to choose the leadership of the Company without further delay.  Further,  our offer to acquire the Company should not be used as an excuse to delay the meeting.

Again, please act in the best interests of all shareholders and demonstrate that you are  fulfilling  your  fiduciary  obligations  to the Company by holding the annual meeting of shareholders as scheduled.

Very truly yours,

/s/ Josh Schechter
------------------
Josh Schechter